UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

28, Boulevard F.W. Raiffeisen,
L-2411, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

EXPLANATORY NOTE

AUDITED FINANCIAL STATEMENTS FOR THE YEARS DECEMBER 31, 2024 AND 2023 AND UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 OF A SIGNIFICANT PROBABLE ACQUISITION

This report of foreign private issuer on Form 6-K (“Form 6-K”) is being filed by Adecoagro S.A. with the Securities and Exchange Commission. The Company is filing this report on Form 6-K for the purpose of filing a copy of the Profertil S.A.’s (a significant probable acquisition) audited financial statements as of December 31, 2024 and 2023 and for each of the years in the two-year period ended December 31, 2024, as Exhibit 99.1, and the Profertil S.A.’s unaudited condensed interim financial statements for the nine-month periods ended September 30, 2025 and 2024, as Exhibit 99.2. The audited financial statements of Profertil S.A. for the years ended December 31, 2024 and 2023 have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited financial statements of Profertil S.A. are presented in U.S. Dollars and prepared in accordance with IAS 34, “Interim Financial Reporting”.

TABLE OF CONTENTS

ITEM
99.1	Audited financial statements of Profertil S.A. as of December 31, 2024 and 2023 and for each of the years in the two-year period ended December 31, 2024, including the Report of Independent Auditors.
99.2	Unaudited condensed interim financial statements as of September 30, 2025 and for the nine months ended September 30, 2025 and 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By:	/s/ Emilio Federico Gnecco
	Name:	Emilio Federico Gnecco
	Title:	Chief Financial Officer
Date: December 1, 2025